May 29, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Ms. Mary K. Fraser

Re:	NovaBay Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-140714)

Dear Ms. Fraser:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 21, 2007 (the “SEC Comment Letter”) regarding Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-140714) filed by NovaBay Pharmaceuticals, Inc. (the “Registration Statement”). Concurrently herewith, NovaBay Pharmaceuticals, Inc. (the “Company” or “NovaBay”) is filing with the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”). The changes made in Amendment No. 3 are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the Company’s previous filing.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the responses correspond to the pages of Amendment No. 3 unless indicated otherwise. All factual representations in this letter are based upon information provided to us. Capitalized terms not otherwise defined herein have the meanings given to them in Amendment No. 3.

*****

Summary – page 1

Overview

1. Please revise the “Overview” section to include the information contained in the first two sentences of the last paragraph on page 51.

Response: The Company has revised the “Overview” section of the Registration Statement in accordance with the Staff’s comments. Please see page 1 of Amendment No. 3.

2. Please revise the disclosure in both the “Overview” section of page 1 and the last paragraph of page 51 to also state that Phases I, II and III clinical trials and any filing of an NDA will go on for years and will require the expenditure of a substantial amount of funds. You should also provide your best estimate of the range of funds that

Securities and Exchange Commission

May 29, 2007

may be needed and the typical amount of time in clinical testing for antibiotics that have been developed for treatment against super-resistant bacterial strains.

Response: The Company estimates, with respect to its own Aganocide compounds, that each proposed indication will require approximately $15 million to $30 million and three to five years of clinical testing to develop, but the Company is unable to reliably estimate such information for the development of antibiotics for the treatment of “super-resistant” bacteria in general. The Company believes that information regarding the development of antibiotics for the treatment of “super-resistant” bacteria is not comparable to its Aganocide compounds because Aganocide compounds are applied and act topically, as opposed to systemically (orally or intravenously) like antibiotics. The Company has revised the “Overview” section and “Business—Potential Company Milestones” to include a statement that Phase I, II and III clinical trials and the filing of an NDA may take several years to complete and further require the expenditure of a substantial amount of financial capital by the Company, which incorporates the estimates described above. Please see pages 1 and 53-54 of Amendment No. 3.

Risk Factors – page 8

3. We have considered your responses to comments 32 and 33. We think that you also need to include an appropriate risk factor addressing these issues. Please revise the document accordingly.

Response: The Company has included an additional risk factor in accordance with the Staff’s comments. Please see page 9 of Amendment No. 3.

Use of Proceeds – page 28

4. We have considered our response to comment 23, but we continue to believe that you need to disclose the information we previously requested. Please expand the disclosure to describe, in significantly greater detail, what you will use the proceeds of this offering for. For example, please expand the first bullet to identify the specific products that the proceeds will be used to develop, the indication the product will be targeted toward, how much will be used for each product, how far along in the development process you anticipate the funds will take you, how much additional funding you will need to complete development, where you anticipate obtaining those funds, and other material information. Provide similar information for each proposed purpose included in the second bullet. In this regard, it appears that Alcon is paying for the research on your primary product. Your revised disclosure should also show how you are allocating proceeds you receive from Alcon among your research programs.

Response: In accordance with the Staff’s comments, the Company has revised the “Use of Proceeds” section in the Registration Statement to reflect the additional detail requested by the Staff. Please see page 28 of Amendment No. 3.

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May 29, 2007

Business – page 44

5. We are considering your response to comment 31. Please provide us with a copy of the document you refer to which contains the "[h]istoric data analyzed and published by CMR International, Limited." Please mark the document to show the location of the information you are relying on. We expect to have further comments.

Response: Enclosed herewith is a copy of the historical data analyzed and published by CMR International, Limited as referenced in the Registration Statement, marked to indicate the sections relied upon. The data demonstrates that anti-infective products entering Phase I and II clinical trials are more than twice as likely to be ultimately approved than other classes of drugs. The Company has revised its discussion in the Registration Statement accordingly. Please see pages 52-53 of Amendment No. 3.

6. Please include a discussion of the general timeframes involved in taking your product candidates from their current status to the submission of an NDA to the FDA.

Response: The Company has included additional disclosure in accordance with the Staff’s comments. Please see pages 53-54 of Amendment No. 3.

7. On page 54 you now indicate that you submitted an IND that the FDA cleared in 2004. Please explain what the acronym "IND" refers to. Also, explain what the 2004 IND permitted you to do and what you are requesting to do in the current IND.

Response: The Company has included additional disclosure to clarify that the acronym “IND” refers to an “Investigational New Drug application”. Additionally, the Company has specified that the IND approval of the product is for use in “infected chronic leg ulcer wounds.” Please see page 56 of Amendment No. 3.

8. On page 56, you refer to a "safety study" in humans with NVC-101. Please explain how this differs from a Phase I clinical trial.

Response: The completion of a “safety study” is required prior to submitting a product for approval as a “medical device” under a 510(k) application with the FDA. The Company originally anticipated submitting NVC-101 for approval as a medical device, and therefore conducted the required preliminary safety study. The Company subsequently submitted an IND for the approval of NVC-101 as a drug, which required conducting a Phase I clinical trial. In the case of a Phase I clinical trial for a drug, the trial protocol is submitted to the FDA in an IND. In the case of a study undertaken for a device to be submitted for marketing approval under a 510(k) application, no prior authorization is required from the FDA, but authorization is required from the Institutional Review Board (IRB) of the hospital or other institution where the study is to be conducted. Please see page 57 of Amendment No. 3.

Securities and Exchange Commission

May 29, 2007

Aganocide Compounds Are Analogs of a Natural Molecule – page 60

9. Please explain what the term "dehydrohalogenation" refers to.

Response: The Company has included in the Registration Statement an explanation of the term “dehydrohalogenation”. Please see page 61 of Amendment No. 3.

Conjunctivitis – page 61

10. Please refer to comment 40 in our previous letter. You indicate in your response that you were providing, via FedEx, supplemental material responding to the comment. We have not received this data. Please provide it with your next amendment. Please ensure that the documents are marked to show the location of the specific information you cite. You should also tie your support to each claim in the document.

Response: The Company previously sent on April 18, 2007, via Federal Express, the supplemental materials referred to, which were delivered to the Commission on April 19, 2007. A duplicate set of the supplemental materials was sent on May 22, 2007 via Federal Express and delivered to the Commission on May 23, 2007. The supplemental materials contain copies of the studies and articles referenced in the Registration Statement, each marked to indicate the sections that are referenced.

Competition – page 71

11. Please replace the acronym "MRSA" with the term it stands for.

Response: The Company has replaced the acronym “MRSA” with “Methicillin-Resistant Staphylococcus aureus”. Please see page 73 of Amendment No. 3.

Underwriting – page 112

12. We note that the underwriters intend to conduct this offering simultaneously in the U.S. and in certain Canadian provinces. Please tell us whether the sale of these securities in Canada requires the approval of any Canadian or provincial authorities, and if so, the names of the entities and the date(s) that the request for approval was submitted to them.

Response: The Company and the underwriters intend to offer shares of the Company in each of British Columbia, Alberta, Manitoba and Ontario (collectively, the "Canadian Provinces") by way of a prospectus. Before marketing the offering in the Canadian Provinces, the Company must obtain a receipt from the securities regulatory authorities in the Canadian Provinces (collectively, the "Canadian Commissions") in respect of the preliminary prospectus that will be provided to prospective investors. In addition, prior to the closing of the offering, the Company will need to obtain a receipt from the Canadian Commissions in respect of its final prospectus. The Company filed a preliminary base PREP prospectus with the Canadian Commissions dated February 14, 2007 and subsequently filed an amended and restated

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May 29, 2007

preliminary base PREP prospectus dated April 18, 2007. The Company will file an amended and restated preliminary base PREP reflecting the changes in the Amendment. In addition, the Company intends to file at least one further version of its preliminary prospectus before it commences its marketing roadshow. Additionally, prior to the closing of the offering, the Company will need to obtain the approval of the Toronto Stock Exchange ("TSX") in respect of the listing of its common shares on the TSX. An application was made to the TSX on the Company’s behalf on February 1, 2007, and the Company is currently awaiting conditional approval from the TSX.

Financial Statements

Notes to Financial Statements

8. Stockholders’ equity, page F-15

13. It appears that you have not provided all of the disclosures required by paragraphs 64-65 and A240-A242 of SFAS 123R. Also refer to SAB Topic 14 for guidance. For example, please provide the following disclosures:

(a)	For the most recent year for which an income statement is provided:

•

The weighted-average grant-date fair value (or intrinsic value, if applicable) for each of the following groups of equity instruments: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year.

Response: Paragraph A240(b)(1) of SFAS 123R specifies that a company should include a table with the number and weighted-average exercise prices for options outstanding at the beginning and end of year, granted, exercised and forfeited. This information is already included in the tables set forth on page F-19 of the Registration Statement. Additionally, paragraph A240(b)(2) of SFAS 123R specifies that a company should also include a table with “the number and weighted-average grant-date fair value…of equity instruments not specified in paragraph A240(b)(1) (for example, shares of nonvested stock).” The Company has no other outstanding stock awards that have not been previously disclosed in the table required by paragraph A240(b)(1), and therefore such additional disclosure in not applicable to the Company.

(b)	For each year for which an income statement is provided:

•	The weighted-average grant-date fair value (or intrinsic value, if applicable) of equity options or other equity instruments granted during the year.

Response: The Company has disclosed this information in the table set forth on the bottom of page F-20 to the Registration Statement.

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May 29, 2007

•	The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year.

Response: The Company has disclosed this information in the first paragraph set forth on page F-20 to the Registration Statement. The Company does not have any share based liabilities. Additionally, prior to the Company’s adoption of SFAS 123R, the Company applied the minimum value method to value its option awards. SFAS 123R prohibits the pro forma disclosure of option awards valued under the minimum value method. Therefore, the Company is only permitted to disclose fair value information for awards granted (or modified) since January 1, 2006 (which is the adoption date for SFAS 123R). Because the majority of the awards that vested during 2006 relate to grants that were issued prior to January 1, 2006, the Company believes that it would be inconsistent with SFAS 123R guidance to provide the total fair value of these vested shares.

•	A description of the method used during the year to estimate fair value of awards under share-based payment arrangements.

Response: The Company has already provided a complete description of its option valuation methodology beginning on page F-20 of the Registration Statement under the heading: “Valuation of Stock-Based Awards to Employees and Directors”.

14. Further, in order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2006 through the date of your response. Please provide the following information separately for each equity issuance:

(a)	The date of the transaction;

(b)	The number of shares/options issued/granted;

(c)	The exercise price or per share amount paid;

(d)	Management’s fair market value per share estimate and how the estimate was determined;

(e)	An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one for one conversion ratio;

(f)	The identity of the recipient, indicating if the recipient was a related party;

(g)	Nature and terms of concurrent transactions; and

(h)	Any recorded compensation element.

Securities and Exchange Commission

May 29, 2007

Also, progressively bridge management’s fair market value determinations in 2006 to the current estimated IPO price per share. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Response: The table below sets forth the options granted by the Company since January 2006. The Company anticipates effecting a reverse stock split prior to commencement of the offering. The specifics of the reverse split have not been finalized so the information provided in this response (including the anticipated price range) does not reflect the expected split. Without giving effect to any reverse split, the range of the offering price to the public is currently expected to be between $1.75 and $2.75 per share.

Since January 2006, the Company has granted options with exercise prices ranging from $0.60 to $1.14 per share to its employees, directors and service providers. During this same time, the Company sold 1,738,873 shares of its Series D preferred stock to investors in negotiated arms length transactions all at a price of $1.50 per share, with the last sale being consummated in November 2006. In addition, in June, 2006, September 2006, December 2006 and February 2007 the Company issued 4,250, 1,750, 60,754 and 70,000 shares of common stock, respectively, to third parties for services rendered. The Company valued the shares at $0.85 in June 2006, $1.00 in September 2006 and December 2006, and $1.14 in February 2007. As described below, the Company’s determination of the fair value of its common stock has been based on the consideration of various factors including: (i) sales of preferred stock to investors in arms length transactions, (ii) the rights and preferences of the preferred stock; (iii) the lack of liquidity of the Company’s capital stock; (iv) the stage of development of the Company; and, most recently, (v) an appraisal obtained from a third-party valuation expert.

		Fair Value
Month	# of Options Granted	Common	Series D Preferred (A)	Discount from Preferred	Basis for Change	Aggregate Compensation Value (G)
Jan-06	516,000	$0.60	$1.50	60%	(B)	$231,807
Feb-06	—	—	—	—		—
Mar-06	10,000	$0.60	$1.50	60%		$3,766
Apr-06	—	—	—	—		—
May-06	796,000	$0.85	$1.50	43%	(C)	$446,790
Jun-06	—	—	—	—		—
Jul-06	244,000	$0.85	$1.50	43%		$138,254
Aug-06	—	—	—	—		—
Sep-06	78,000	$1.00	$1.50	33%	(D)	$54,649
Oct-06	—	—	—	—		—
Nov-06	—	—	—	—		—
Dec-06	—	—	—	—		—
Jan-07	448,665	$1.14	$1.50	24%	(E)	$340,870
Feb-07	—	—	—	—		—
Mar-07	—	—	—	—		—
Apr-07	—	—	—	—		—
May-07	—	—	—	—		—

TOTAL	2,092,665

PROPOSED IPO PRICE		$1.75-$2.75			(F)

Securities and Exchange Commission

May 29, 2007

NOTES:

(A)	Fair Value of Preferred Stock/Common Stock Discount.

The fair value of the Series D preferred stock is the price at which Series D preferred stock was sold to third parties in arms length transactions from January 2006 to November 2006. The common stock was valued at a discount to the preferred stock price for several reasons: (i) the preferred stock has liquidation preferences which provide for full return of capital, before participation by the common stock, in the event of a liquidation or acquisition of the Company; (ii) the preferred stock has dividend preferences over the common stock; (iii) the Series B, C and D preferred stock are entitled to elect two members of the Board of Directors; and (iv) the preferred stock has other special voting rights regarding certain significant corporate matters. The Company considered these factors along with its stage of development and the anticipated likelihood of a liquidity event in determining the value of the common stock.

(B)	January 2006 to April 2006 (Common Stock Fair Value of $0.60 Per Share).

The Board of Directors of the Company determined that the fair value of the common stock during this time was substantially less than the value of the preferred stock most recently sold in arms length transactions for several reasons. The preferred stock had liquidation preferences over the common stock and those preferences exceeded the value of the Company’s cash and tangible assets. The Company was in a development stage and had not earned any revenue since its inception as of that time. The Company continued to fund its operations through the sale of preferred stock and expected to continue to do so. The likelihood of a liquidity event in the near future was not significant and before such an event would likely occur there would be significantly more preferred stock issued with rights and preferences senior to the common stock.

(C)	May 2006 to August 2006 (Common Stock Fair Value of $0.85 Per Share).

The Company had recently received an indication from an investment bank for a proposed IPO of the Company’s stock. The investment bank’s indication valued the Company’s technology at $25.6 million based upon comparable public companies. Technology value of $25.6 million plus $2.3 million of cash on hand at the end of April equated to an estimated Company value of $27.9 million. The Company did not believe an IPO would have been appropriate at that time, and whether such an offering could have been successful is uncertain. However, the Company did reevaluate the value of its common stock upon making the next option grants and determined the exercise price of the options accordingly. Based on the indicated value from the investment bank and the Company’s capitalization at the time, the common stock equivalent value would have been $0.81 per share. Options were granted during this time with an exercise price of $0.85 per share.

(D)	September 2006 to December 2006 (Common Stock Fair Value of $1.00 Per share).

With respect to options granted during this time, the Company determined that the value of its common stock increased due to various factors. The Company had recently entered into

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May 29, 2007

its agreement with Alcon and received an initial payment of $10 million in September. The Company also had additional discussions with investment banks regarding a potential IPO and the indications of the Company’s value was approximately $35.7 million. Based on the Company’s total common stock equivalents (common, preferred, warrants and options) outstanding at that time, that would equate to a value of $0.99 per share. Options were granted during this time with an exercise price of $1.00 per share.

(E)	January 2007 (Common Stock Fair Value of $1.14 Per Share).

The Company obtained an independent third-party valuation from Marshall & Stevens, a national valuation firm, on December 31, 2006 for purposes of determining the fair value of its common stock. The independent appraisal determined that the common stock had a fair value of $1.14 per share. In accordance with the valuation, the options granted in January 2007 were granted at an exercise price equal to $1.14 per share.

(F)	February 2007 to Present.

The Company has not granted any stock options since January 2007. The Company currently estimates that the range of the offering price to the public will be between $1.75 and $2.75 per share. Several factors have contributed to the increase in the estimated fair value of the common stock from that determined by the independent appraiser, including: (1) the completion of an IPO is more likely now than in January (when a registration statement hadn’t even been filed); (2) the listing of the common stock on a national securities exchange will increase the liquidity of the stock; (3) the Company’s continued progress in its development efforts; (4) the IND for first Phase I trials for NVC-422 was filed in February 2007 and cleared in April 2007; (5) Phase I trials for NVC-422 were initiated in May 2007; and (6) a 510(k) was submitted for NVC-101 in April 2007.

(G)	The compensation value of grants is recognized over the applicable vesting period.

Collaboration and License Agreement

Alcon Manufacturing, Ltd., page F-21

15. Please disclose the material terms of the collaboration and license agreement with Alcon Manufacturing, Ltd., such as your rights and obligations under the agreement, the performance period of each obligation, the length of the agreement, how research and development support payments are determined, any milestone or royalty payments, and the termination provisions. Please clarify why you believe your performance obligations under the agreement will cease in August 2010.

Response: In accordance with the Staff’s comments, the Company has revised the description of the Collaboration and License Agreement with Alcon Manufacturing, Ltd. (the “Alcon Agreement”) to include additional disclosure regarding the matters requested. Additionally, the description of the Alcon agreement has been revised to include a statement regarding the term of the performance obligation. Our obligation to perform research and development activities expires at the end of the four year funding term, in August 2010. While we may receive additional revenue after that date in the form of royalty payments, we do not have an obligation to perform services associated with the manufacture and commercialization of the product. Please see page F-22 of Amendment No. 3.

Securities and Exchange Commission

May 29, 2007

General

16. In the event of a delay, please update your interim financial statements and related financial information as required by Rule 3-12 of Regulation S-X.

Response: As required by Rule 3-12 of Regulation S-X, the Company has provided updated interim financial statements for the period ended March 31, 2007 in Amendment No. 3.

*****

Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665. Thank you very much for your assistance with this matter.

Sincerely,

/S/ J.R. KANG

J.R. Kang